UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Net Element, Inc.
(Name of Issuer)

Common Stock, $0.0001 per share par value
(Title of Class of Securities)

64111R 102
(CUSIP Number)

December 29, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64111R 102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Esousa Holdings LLC 27-0492860

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

350,553 shares of Common Stock

404,676 shares of Common Stock issuable upon exercise of the Purchase Warrants (See Item 4)*

323,907 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (See Item 4)*

	6. Shared Voting Power	0

	7. Sole Dispositive Power

350,553 shares of Common Stock

404,676 shares of Common Stock issuable upon exercise of the Purchase Warrants (See Item 4)*

323,907 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (See Item 4)*

	8. Shared Dispositive Power	0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

350,553 shares of Common Stock

404,676 shares of Common Stock issuable upon exercise of the Purchase Warrants (See Item 4)*

323,907 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)*

12.	Type of Reporting Person (See Instructions)

OO

* As more fully described in Item 4, the Purchase Warrants and the Pre-Funded Warrants are each subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (5), (7) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (5), (7) and (9).

Item 1(a). Name of Issuer:

Net Element, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Net Element, Inc.

3363 NE 163rd Street, Suite 705

North Miami Beach, FL 33160

Item 2(a). Name of Person Filing:

Esousa Holdings LLC (the “Reporting Person”)

Item 2(b). Address of Principal Business Offices or, if none, Residence:

211 East 43rd Street, Suite 402

New York, NY 10017

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

Common stock, par value $.0001 per share, of the Issuer (the “Common Stock”)

Item 2(e). CUSIP Number:

64111R 102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c):

The information required by Items 4(a) – (c), as of immediately following the execution of the Unit Purchase Agreement with the Issuer on December 29, 2017 (the “Purchase Agreement”), is set forth in Rows 5 – 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 3,509,048 shares of Common Stock issued and outstanding as of December 29, 2017, and assumes the exercise of the purchased warrants (the “Purchase Warrants”) and pre-funded warrants (the “Prefunded Warrants” and together with the Purchase Warrants, the “Warrants”) subject to the Blockers (as defined below).

Pursuant to the terms of the Warrants, the Reporting Person cannot exercise the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Row 11 of the cover page gives effect to the Blockers. Consequently, as of December 29, 2017, the Reporting Person was not able to exercise all of the Warrants due to the Blockers.

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.    Identification and Classification of Members of the Group.

Not applicable

Item 9.    Notice of Dissolution of Group.

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2018

ESOUSA HOLDINGS LLC

By:	/s/ Rachel Glicksman
Rachel Glicksman, Managing Director